EXHIBIT 99.26


                                 FORM 51-102F3

                             MATERIAL CHANGE REPORT
                        UNDER NATIONAL INSTRUMENT 51-102

1.   Reporting Issuer

     Glencairn Gold Corporation
     6 Adelaide Street East, Suite 500
     Toronto, Ontario
     M5C 1H6


2.   Date of Material Change

     October 19, 2004

3.   Press Release

     A press release with respect to the material change referred to in this report was issued on October 19, 2004 and subsequently filed on SEDAR.

4.   Summary of Material Change

     Glencairn Gold Corporation (the "Company") announced that it has completed a long-term production plan for its Limon and Bellavista mines in Central America.

5.   Full Description of Material Change

     The Company announced that it has completed a long-term production plan for its Limon and Bellavista mines in Central America. Production through to 2007 is now estimated as follows:

           Year      Production             Cash Operating        Total Cash
                     Estimate (Oz.)            Cost/Oz.             Cost/Oz.

           2004        46,000                   $294                 $316
           2005        74,000                   $276                 $291
           2006       112,000                   $219                 $238
           2007       127,000                   $214                 $233


     While total production planned from 2005 through to the end of 2007 is slightly higher than the Company previously estimated, production in 2005 is lower than previously estimated due to construction delays caused by a much heavier than usual rainy season in Costa Rica, where the Company's Bellavista Mines is currently under construction, and because of late deliveries of certain supplies to Bellavista. Rainfall at the mine site in September alone was the second highest monthly precipitation on record, more than twice the average for that month. As a result, construction at Bellavista is now about two months behind schedule with first gold production expected in the second quarter of 2005. Production targets at Bellavista remain unchanged from the original feasibility study, with annual production averaging 60,000 ounces per year over the life of the mine.


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     At the Limon Mine in Nicaragua,  both tonnage and grade  estimates for 2005 have been reduced from previous estimates based on operating experience since the Company began operating there in late 2003. Drilling by the Company through 2004, however, has substantially increased the mineral resource on the property, and a new mineral resource calculation is expected to be released next month. Portions of the 2006 and 2007 production estimates at Limon are based on measured and indicated mineral resources that the Company expects will be put into a mineral reserve category early in 2005 when a mining plan for the Santa Pancha deposit is completed.

     Average cash operating cost per ounce of production through 2007 is estimated at $239/oz., with total cash costs estimated at $257/oz.

6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Executive Officer

     For further information contact Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.

     DATED at Toronto, Ontario this 22nd day of October, 2004.


                                     GLENCAIRN GOLD CORPORATION


                                     Per:  "Lorna MacGillivray"
                                           ------------------------------------
                                           Lorna MacGillivray
                                           Corporate Secretary & General Counsel